UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Commercial Vehicle Group, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-34365	41-1990662
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7800 Walton Parkway, New Albany, OH 43054

(Address of principle executive offices) (Zip code)

C. Timothy Trenary, Chief Financial Officer, 614-289-0418

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of Commercial Vehicle Group, Inc. (the “Company,” “we,” or “our”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Conflict minerals include columbite-tantalite (tantalum), cassiterite (tin), wolframite (tungsten) and gold. The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”), excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule). For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively defined as the “Covered Countries”). If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries. Numerous terms in this Form SD are defined in the Rule and the reader is referred to that source and to SEC Release No. 34-67716 issued by the SEC on August 22, 2012 for such definitions.

Company Overview

We are a leading supplier of a full range of cab related products and systems for the global commercial vehicle market, including the heavy-duty truck market, the medium and heavy-construction vehicle markets, military, bus, automotive and agriculture markets, the specialty transportation markets and recreational markets. Our products include static and suspension seat systems, electronic wire harness assemblies, controls and switches, cab structures and components, interior trim systems (including instrument panels, door panels, headliners, cabinetry and floor systems), interior and exterior finishes and mirrors and wiper systems specifically designed for applications in commercial vehicles.

Company’s Conflict Minerals Policy

Pursuant to our conflict minerals policy, we are committed to avoiding the use of conflict minerals in our products which directly or indirectly finance or benefit armed groups in the Covered Countries.

As part of our efforts to comply with the Rule, we must conduct due diligence inquiries of our supply chain in order to accurately report our compliance with the Rule. We expect our suppliers to respond to information requests from us regarding the uses and sources of conflict minerals in their products including information about minerals that are recycled or scrapped. In order to respond to our information requests, we expect our suppliers to perform due diligence on the source and chain of custody of their conflict minerals in accordance with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”).

The full text of our Conflict Minerals Policy is available at http://ir.cvgrp.com/phoenix.zhtml?c=180209&p=irol-govhighlights. The content of any website referred to in this Form SD is included for general information only and unless otherwise indicated is not incorporated by reference in this Form SD.

ITEM 1.01 – Conflicts Minerals Disclosure and Report

Conflict Minerals Disclosure

We have concluded in good faith that during 2013:

a) We have manufactured or contracted to manufacture products of which conflict minerals are necessary to the functionality or production of our products, and

b) Based on a reasonable country of origin inquiry (“RCOI”), we have no reason to believe that our necessary conflict minerals originated in the Covered Countries but we have reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources.

Description of Reasonable Country of Origin Inquiry Efforts

Below is a description of our efforts to determine whether any of the necessary conflict minerals in our products originated in the Covered Countries.

As part of our RCOI efforts, we exercised due diligence in accordance with the OECD framework on the source and chain of custody of the conflict minerals by utilizing a risk-based approach to identify suppliers:

a.	to whom the Company paid in excess of $1,000,0000 in 2013, or

b.	designated by a select group of our product line managers as potentially high risk regardless of the amount paid by the Company to such suppliers in 2013.

In an effort to create a list of suppliers identified by product line managers as potentially high risk regardless of the amount we paid to a supplier in 2013, we interviewed a select group of product line managers and created a list of such suppliers.

Upon creating a master list of suppliers comprised of suppliers to whom we paid in excess of $1,000,000 in 2013 and suppliers identified by our product line managers as potentially high risk (the “Targeted Supplier Group”), we requested each such supplier to complete an Electronic Industry Citizenship Coalition, Incorporated and Global e-Sustainability Initiative (“EICC-GeSI”) Form.

The Process of Distribution, Collection and Review of Completed EICC-GeSI Forms from the Targeted Supplier Group

1.	The EICC-GeSI Forms were distributed via either iPoint or email. We used iPoint as a tool to manage the distribution and collection of EICC-GeSI Forms because iPoint is generally known in our industry as a very reliable tool to manage, track and report data across the supply chain.

2.	We requested the return of the completed Forms either via iPoint or our designated conflict mineral email inbox.

3.	Once the Forms were returned, we reviewed them for completeness. Our review for completeness included validating that all required fields were completed according to the instructions.

4.	If any required fields were not completed, the EICC-GeSI Form was returned to the supplier for completion.

We received responses from greater than 90% of our Targeted Supplier Group.

The completed EICC-GeSI Forms included information about smelters and refiners, if any, used by our Targeted Supplier Group. Such smelters and refiners were then reviewed against the conflict free smelter list located on the conflict free sourcing initiatives, (“CFSI”), website.

We do not have direct smelter relationships. As such, we had limitations in obtaining information independently. CFSI, the primary industry scheme currently in place for identifying and auditing smelters and refiners, utilizes a third party auditor to assess the due diligence information consistent with the OECD Guidance including transportation and transit routes as well as mine origin to determine whether the smelter minerals are conflict free. Although the CFSI does not provide information on transit and transportation routes used between the mine and the smelter, it does review this type of information covered by the in-region sourcing scheme as part of the third -party audit of smelters due diligence practices for sourcing. We relied on information from CFSI and third party audits to assess smelters’ due diligence practices in accordance with the OECD Guidance. This is aligned with the recommendation contained in the OECD Guidance, which allows for the review of the information on country of mineral origin, transit and transportation routes and smelters and refiners through collective efforts.

ITEM 1.02 – Exhibit

Item 2.01 Exhibits

List below the following exhibit filed as part of this report.

Exhibit 1.02 – Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Commercial Vehicle Group, Inc.
(Registrant)

/s/ C. Timothy Trenary	June 2, 2014
By (Signature and Title)*	(Date)

Name:	C. Timothy Trenary
Title:	Chief Financial Officer